Exhibit 99.4

TRUST INDENTURE

between

JUST ENERGY GROUP INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the Issue of Note

Dated as of September 28, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	6
1.3	Headings	6
1.4	Time of Essence	6
1.5	References	7
1.6	Certain Rules of Interpretation	7
1.7	Day Not a Business Day	7
1.8	Applicable Law	7
1.9	Conflict	7
1.10	Currency	7
1.11	Calculations	7
1.12	Language	7
1.13	Severability	8
1.14	Entire Agreement	8
1.15	Successors and Assigns	8
1.16	Benefits of Indenture	8
1.17	Schedules	8

ARTICLE 2 THE NOTE		8
2.1	Form and Terms of Note	8
2.2	Issue of Global Note	11
2.3	Execution of Note	12
2.4	Certification	12
2.5	Interim Note or Certificate	13
2.6	Mutilation, Loss, Theft or Destruction	13
2.7	Concerning Interest	13
2.8	Note to Rank Pari Passu	14
2.9	Payments of Amounts Due on Maturity	14
2.10	Payment of Interest	15
2.11	Withholding Tax	15

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		16
3.1	Fully-Registered Note	16
3.2	Global Note, Book Entry Only Note or Book Based Only Note	16
3.3	Transferee Entitled to Registration	19
3.4	No Notice of Trusts	19
3.5	Registers Open for Inspection	19
3.6	[Intentionally Deleted]	20
3.7	Closing of Registers	20
3.8	Charges for Registration, Transfer and Exchange	20
3.9	Ownership of the Note	21
3.10	[Intentionally deleted]	21

- ii -

ARTICLE 4 REDEMPTION AND PURCHASE OF THE NOTE AND CERTAIN PAYMENTS ON MATURITY		21
4.1	Applicability of Article	21
4.2	Partial Redemption	22
4.3	Notice of Redemption	22
4.4	Note Due on Redemption Date	22
4.5	Deposit of Redemption Monies	23
4.6	Failure to Surrender Note Called for Redemption	23
4.7	Cancellation of Note Redeemed	24
4.8	Purchase of the Note by the Corporation	24
4.9	Deposit of Maturity Monies	24

ARTICLE 5 SUBORDINATION OF THE NOTE		24
5.1	Applicability of Article	24
5.2	Order of Payment	25
5.3	Subrogation to Rights of Senior Creditors	26
5.4	Obligation to Pay Not Impaired	26
5.5	No Payment if Senior Indebtedness in Default	26
5.6	Payment on Note Permitted	27
5.7	Confirmation of Subordination	28
5.8	Knowledge of Note Trustee	28
5.9	Note Trustee May Hold Senior Indebtedness	28
5.10	Rights of Holders of Senior Indebtedness Not Impaired	28
5.11	Altering the Senior Indebtedness	28
5.12	Additional Indebtedness	28
5.13	Invalidated Payments	29
5.14	Contesting Security	29
5.15	Obligations Created by Article 5	29
5.16	No Set-Off	29
5.17	Amendments to Article 5	29

ARTICLE 6 COVENANTS OF THE CORPORATION		30
6.1	To Pay Principal, Premium (if any) and Interest	30
6.2	To Pay Note Trustee’s Remuneration	30
6.3	To Give Notice of Default	30
6.4	Preservation of Existence, etc.	30
6.5	Keeping of Books	30
6.6	Annual Certificate of Compliance	30
6.7	Performance of Covenants by Note Trustee	31
6.8	Maintain Listing	31

ARTICLE 7 DEFAULT		31
7.1	Events of Default	31
7.2	Notice of Events of Default	32
7.3	Waiver of Default	32
7.4	Enforcement by the Note Trustee	33
7.5	No Suits by Noteholders	34
7.6	Application of Monies by Note Trustee	34
7.7	Notice of Payment by Note Trustee	35
7.8	Note Trustee May Demand Production of Note	35
7.9	Remedies Cumulative	36
7.10	Judgment Against the Corporation	36
7.11	Immunity of Directors, Officers and Others	36

- iii -

ARTICLE 8 SATISFACTION AND DISCHARGE		36
8.1	Cancellation	36
8.2	Non-Presentation of the Note	36
8.3	Repayment of Unclaimed Monies	37
8.4	Discharge	37
8.5	Satisfaction	37
8.6	Continuance of Rights, Duties and Obligations	39

ARTICLE 9 SUCCESSORS		39
9.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc	39
9.2	Vesting of Powers in Successor	40

ARTICLE 10 COMPULSORY ACQUISITION		41
10.1	Definitions	41
10.2	Offer for Note	41
10.3	Offeror’s Notice to Dissenting Noteholders	41
10.4	Delivery of Note Certificates	42
10.5	Payment of Consideration to Note Trustee	42
10.6	Consideration to be held in Trust	42
10.7	Completion of Transfer of Note to Offeror	42
10.8	Communication of Offer to the Corporation	43

ARTICLE 11 MEETINGS OF NOTEHOLDERS		43
11.1	Right to Convene Meeting	43
11.2	Notice of Meetings	43
11.3	Chairman	43
11.4	Quorum	44
11.5	Power to Adjourn	44
11.6	Show of Hands	44
11.7	Poll	44
11.8	Voting	44
11.9	Proxies	45
11.10	Persons Entitled to Attend Meetings	45
11.11	Powers Exercisable by Extraordinary Resolution	45
11.12	Meaning of “Extraordinary Resolution”	47
11.13	Unanimous Approval by Noteholders	47
11.14	Powers Cumulative	48
11.15	Minutes	48
11.16	Instruments in Writing	48
11.17	Binding Effect of Resolutions	48
11.18	Evidence of Rights of Noteholders	48
11.19	Record Dates	48

ARTICLE 12 NOTICES		49
12.1	Notice to the Corporation	49
12.2	Notice to Noteholders	49
12.3	Notice to Note Trustee	50
12.4	Mail Service Interruption	50

- iv -

ARTICLE 13 CONCERNING THE NOTE TRUSTEE		50
13.1	Trust Indenture Legislation	50
13.2	No Conflict of Interest	50
13.3	Replacement of Note Trustee	51
13.4	Duties of Note Trustee	51
13.5	Reliance Upon Declarations, Opinions, etc.	51
13.6	Evidence and Authority to Note Trustee, Opinions, etc.	52
13.7	Officer’s Certificates Evidence	53
13.8	Experts, Advisers and Agents	53
13.9	Note Trustee May Deal in Note	53
13.10	Investment of Monies Held by Note Trustee	53
13.11	Note Trustee Not Ordinarily Bound	54
13.12	Note Trustee Not Required to Give Security	54
13.13	Note Trustee Not Bound to Act on the Corporation’s Request	54
13.14	Note Trustee Protected in Acting	54
13.15	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder	55
13.16	Authority to Carry on Business	55
13.17	Compensation and Indemnity	55
13.18	Anti-Money Laundering	56
13.19	Acceptance of Trust	56
13.20	Privacy Laws	56
13.21	Force Majeure	57
13.22	SEC Reporting Issuer Status	57
13.23	Third Party Interest	57

ARTICLE 14 SUPPLEMENTAL INDENTURES		57
14.1	Supplemental Indentures	57

ARTICLE 15 EXECUTION AND FORMAL DATE		58
15.1	Execution	58
15.2	Contracts of the Corporation	59
15.3	Formal Date	59

TRUST INDENTURE

THIS TRUST INDENTURE is made as of the 28th day of September, 2020.

BETWEEN:	JUST ENERGY GROUP INC., a corporation governed under the federal laws of Canada (hereinafter referred to as the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company
incorporated under the federal laws of Canada (hereinafter referred to as the “Note Trustee”)

WHEREAS the Corporation deems it necessary for its purposes to create and issue the Note to be created and issued in the manner hereinafter appearing;

WHEREAS the Corporation, under the laws relating to it, is duly authorized to create and issue the Note as herein provided;

WHEREAS, when certified by the Note Trustee and issued as provided in this Indenture, all necessary steps have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with, in each case by the Corporation, to make the creation and issue of the Note issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Note Trustee;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this agreement and the recitals above, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)	“Acceptance Notice” has the meaning ascribed thereto in Section 2.1(e)(iii);

(c)	“Affiliate” and “Associate”, when used to indicate a relationship with a person or company, have the respective meanings as ascribed thereto in the Securities Act (Ontario);

(d)	“Applicable Securities Legislation” means applicable securities laws (including published rules, regulations, policies, blanket orders, rulings and instruments) in each of the Provinces of Canada;

(e)	“Authorized Officer” means authorized officer(s) of the Corporation;

(f)	“Beneficial Holder” means any person who holds a beneficial interest in a Global Note, a Book Entry Only Note or a Book Based Only Note, as applicable, as shown on the books of the Depository or a Depository Participant;

(g)	“Book Based Only Note” means a Note issued under this Indenture in non-certificated form which is held only by way of a book based (electronic) register maintained by the Note Trustee;

(h)	“Book Entry Only Note” means a Note issued under this Indenture which is held only by or on behalf of the Depository;

(i)	“Business Day” means any day which is not Saturday or Sunday or a statutory holiday in the Province of Ontario or any other day on which businesses of the Note Trustee and Canadian banks are generally closed;

(j)	“CDS” means CDS Clearing and Depository Services Inc.;

(k)	“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of more than 66 2/3% of the outstanding voting securities of the Corporation and, for greater certainty, excludes an acquisition, merger, reorganization, amalgamation, arrangement, combination or other similar transaction involving the Corporation if immediately after the closing of such transaction no person, or group of persons acting jointly or in concert, holds voting control or direction over more than 66 2/3% of the outstanding voting securities of the Corporation or the successor entity resulting from such transaction;

(l)	“Change of Control Purchase Date” has the meaning ascribed thereto to it in Section 2.1(e)(v);

(m)	“Corporation” means Just Energy Group Inc. and includes any successor to or of the Corporation that shall have complied with the provisions of Article 9;

(n)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Note Trustee, acting reasonably;

(o)	“deemed year” has the meaning ascribed thereto in Section 2.7(b);

(p)	“Depository” means, with respect to the Note issuable or issued in the form of a Global Note, a Book Entry Only Note or a Book Based Only Note, in either case the person designated as depository by the Corporation pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, “Depository” as used with respect to the Note shall mean each depository with respect to the Global Note, Book Entry Only Note or Book Based Only Note, as the case may be, and, the Depository shall initially be CDS;

(q)	“Depository Participant” means a broker, dealer, bank, other financial institution or other person for whom a Depository from time to time effects book-entries for a Global Note deposited with the Depository or for a Book Based Only Note;

(r)	“Directors” means the directors of the Corporation on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Corporation pursuant to the Corporation’s articles and applicable laws, and “Director” means any one of them, and reference to action by the Directors means action by the Directors as a board;

(s)	“Event of Default” has the meaning ascribed thereto in Section 7.1;

(t)	“Expiry Date” has the meaning ascribed thereto in Section 2.1(e)(i);

(u)	“Expiry Time” has the meaning ascribed thereto in Section 2.1(e)(i);

(v)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 11.12;

(w)	“Fully-Registered Note” means the Note (other than Global Note or Book Based Only Note) registered as to principal, premium, if any, and interest;

(x)	“generally accepted accounting principles” means generally accepted accounting principles in Canada, as amended from time to time, as applicable to the Corporation and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Corporation;

(y)	“Global Note” means a Note that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.2 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-entry only registration system;

(z)	“Indenture Legislation” has the meaning ascribed to it in Section 13.1(a);

(aa)	“Interest Payment Date” means a date specified for the Note as the date on which an installment of interest on the Note shall be due and payable and which, for the Note shall be semi-annually on September 15 and March 15 in each year, commencing on March 15, 2021, computed on the basis of a 360-day year composed of twelve 30-day months;

(bb)	“Just Energy Group” means the Corporation together with its Subsidiaries;

(cc)	“Material Subsidiary” means a Subsidiary of the Corporation for which: (A) such Subsidiary’s share of the Corporation’s consolidated assets exceeds 20% of the consolidated assets of the Corporation calculated using the audited annual financial statements of the Corporation for the most recently completed financial year of the Corporation; or (B) the Corporation’s consolidated investments in and advances to such Subsidiary, as at the relevant date for the purposes of Section 7.1, exceeds 20% of the consolidated assets of the Corporation as at the last day of the most recently completed financial year of the Corporation; or (C) such Subsidiary’s proportionate share of the consolidated specified profit or loss of the Corporation exceeds 20% of the consolidated specified profit or loss of the Corporation calculated using the audited annual financial statements of the Corporation for the most recently completed financial year of the Corporation;

(dd)	“Maturity Date” means September 27, 2026;

(ee)	“Note” means the note designated as “7% Unsecured Subordinated Note due September 27, 2026” and described in Section 2.1 evidencing indebtedness of the Corporation issued and certified hereunder, and for the time being outstanding, whether in definitive, uncertificated or interim form or in the form of Global Note;

(ff)	“Note Liabilities” means the indebtedness, liabilities and obligations of the Corporation under the Note, including on account of principal, interest or otherwise upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4;

(gg)	“Note Trustee” means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

(hh)	“Noteholders” or “holders” means the persons for the time being entered in the register for the Note as registered holders of the Note or any transferees of such persons by endorsement or delivery;

(ii)	“Officer’s Certificate” means a certificate of the Corporation signed by any one of the Directors or any one Authorized Officer, on behalf of the Corporation, in such capacity, and not in his or her personal capacity;

(jj)	“PIK Interest” means, with respect to payments in respect of the Note on account of interest, payments made in kind (and not in cash) and added and capitalized to the outstanding principal amount of the Note.

(kk)	“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments, governmental agencies and political subdivisions thereof;

(ll)	“Privacy Laws” has the meaning ascribed thereto in Section 13.20;

(mm)	“Redemption Date” has the meaning ascribed thereto in Section 4.3;

(nn)	“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

(oo)	“Redemption Price” means, in respect of a Note, the amount, including accrued interest, payable on the Redemption Date fixed for the Note payable in cash;

(pp)	“Subordinated Term Loan” means the first amended and restated loan agreement dated September 28, 2020 among, inter alios, Just Energy Group Inc. and Computershare Trust Company of Canada, as administrative agent, as amended, restated and supplemented from time to time;

(qq)	“SEC” means the United States Securities and Exchange Commission;

(rr)	“Senior Credit Facility” means the ninth amended and restated credit agreement dated September 28, 2020 among, inter alios, Just Energy Ontario L.P., Just Energy (U.S.) Corp. and National Bank of Canada, as administrative agent, as amended, restated and supplemented from time to time;

(ss)	“Senior Creditor” means a holder or holders of Senior Indebtedness and includes any agent or agents, representative or representatives, or trustee or trustees of any such holder or holders;

(tt)	“Senior Indebtedness” means the principal of, premium or make-whole amount, if any, and interest on and other amounts in respect of, all existing and future senior indebtedness of the Corporation (including any indebtedness under the Senior Credit Facility and the Subordinated Term Loan, to trade and certain other creditors of the Corporation and its Subsidiaries, and any future indebtedness which is stated as ranking senior to the Note) and indebtedness preferred by mandatory provisions of law (whether outstanding as at the date hereof or thereafter incurred), other than (i) indebtedness evidenced by the Note and (ii) all other existing and future notes or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Note or other indebtedness ranking pari passu with the Note; and provided that Senior Indebtedness shall not include the indebtedness, liabilities or obligations of a Subsidiary of the Corporation to the extent the Corporation is a creditor of such Subsidiary ranking at least pari passu with such indebtedness, liabilities or obligations;

(uu)	“Senior Security” means all mortgages, hypothecs, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(vv)	“Shares” means common shares of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or winding-ups, then, “Shares” shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(ww)	“Subsidiary” when used to indicate a relationship with a person or company, has the same meaning as set out in the Canada Business Corporations Act;

(xx)	“Successor” has the meaning ascribed thereto in Section 9.1(a);

(yy)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(zz)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(aaa)	“United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

(bbb)	“Written Direction of the Corporation” means an instrument in writing signed (including electronic signatures and facsimile form) by any Director of the Corporation or any Authorized Officer of the Corporation on behalf of the Corporation.

1.2	Meaning of “Outstanding”

The Note certified and delivered by the Note Trustee, or issued as an electronic position on the register of Noteholders to be maintained by the Note Trustee, hereunder shall be deemed to be outstanding until it is cancelled, repurchased, redeemed or delivered to the Note Trustee for cancellation, repurchase or redemption and monies for the payment thereof shall have been set aside under Article 8, provided that:

(a)	If the Note has been partially redeemed or purchased, the Note shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof;

(b)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, such Note shall be counted for the purpose of determining the aggregate principal amount of the Note outstanding; and

(c)	for the purposes of any provision of this Indenture entitling holders of the outstanding Note to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Noteholders, the part of the Note owned directly or indirectly by the Corporation or a Subsidiary of the Corporation shall be disregarded except that:

(i)	for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of the Note present or represented at any meeting of Noteholders, only the part of the Note which the Note Trustee knows is so owned shall be so disregarded;

(ii)	the part of the Note so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee’s right to vote the Note, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

(iii)	The Note so owned shall not be disregarded if they are the only Note outstanding.

1.3	Headings

The headings, the table of contents and the division of this Indenture into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Indenture.

1.4	Time of Essence

Time shall be of the essence of this Indenture.

1.5	References

Unless otherwise specified in this Indenture references to Articles, Sections and Schedules are to Articles, Sections and Schedules in this Indenture.

1.6	Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.7	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day, provided that there will be no adjustment of amounts to be paid in respect of interest if a scheduled payment falls on a day that is not a Business Day.

1.8	Applicable Law

This Indenture and the Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. For the purpose of all legal proceedings, this Indenture will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The Corporation and the Note Trustee attorn to the jurisdiction of the courts of Province of Ontario.

1.9	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Indenture and in the Note issued hereunder, the provision in the body of this Indenture shall prevail to the extent of the inconsistency.

1.10	Currency

Unless otherwise indicated, all dollar amounts expressed in this Indenture and in the Note are in lawful money of the Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.11	Calculations

The Corporation shall be responsible for making all calculations called for hereunder. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on holders and the Note Trustee. The Corporation will provide a schedule of its calculations to the Note Trustee and the Note Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.12	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Global Note attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s'y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de Note joint aux présentes à titre d'annexe A, soient rédigés en longue anglaise seulement.

1.13	Severability

Each of the provisions in this Indenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.14	Entire Agreement

This Indenture and all supplemental indentures and schedules hereto and thereto, and the Note issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Note and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Note.

1.15	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors, whether expressed or not. All covenants and agreements of the Note Trustee in this Indenture shall bind its successors, whether expressed or not.

1.16	Benefits of Indenture

Nothing in this Indenture or in the Note, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Note, the Senior Creditors, the Directors and (to the extent provided in Sections 7.11 and 15.2) the holders of Shares, any benefit or any right, remedy or claim under this Indenture.

1.17	Schedules

The following Schedules are incorporated into and form a part of the Indenture:

Schedule “A”	Form of Global Note

Schedule “B”	Form of Redemption Notice

In the event of any inconsistency in such Schedules and the body of this Indenture, the latter shall prevail to the extent of the inconsistency.

ARTICLE 2

THE NOTE

2.1	Form and Terms of Note

(a)	The Note shall be dated September 28, 2020. The Note shall mature on the Maturity Date. The Note shall bear interest from and including September 28, 2020 to and excluding the first Interest Payment Date at the rate of 7% per annum payable in PIK Interest denominated in Canadian dollars, semi-annually in arrears on September 15 and March 15 in each year computed on the basis of a 360-day year composed of twelve 30-day months. The first such PIK Interest payment will fall due on March 15, 2021 and the last such PIK Interest payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption, repayment of the Note) will be added as PIK Interest and fall due on the Maturity Date or the earlier date of redemption or repayment, payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually, computed on the basis of a 360-day year composed of twelve 30-day months. For certainty, the first interest payment of PIK Interest will include interest accrued and unpaid from and including September 28, 2020 to, but excluding, March 15, 2021 which will be equal to $32.4722 for each $1,000 principal amount of the Note. The Note Trustee shall be entitled to rely on the calculations of the Corporation, which shall be provided by the Corporation five Business Days prior to any Interest Payment Date.

(b)	The Note is redeemable by the Corporation in accordance with the terms of Article 4 of the Indenture. The Note may be redeemed in whole or in part from time to time at the option of the Corporation at any time on notice as provided for in Section 4.3 and at a cash price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date. The Redemption Notice for the Note shall be in the form of Schedule B to this Indenture.

(c)	The Note is hereby subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5 of the Indenture. Except as prescribed by law, the Note ranks pari passu with all other present and future senior subordinated and unsecured indebtedness of the Corporation, other than Senior Indebtedness.

(d)	The Note shall be issuable in the registered form of one Global Note in the aggregate principal amount of $15,000,000, initially in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Any increase in the principal amount of the Note as a result of PIK Interest may be made in integral multiples of $1.00. The Note Trustee is hereby appointed as registrar and transfer agent for the Note. The Note and the certificate of the Note Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by Directors or an Authorized Officer executing the Note in accordance with Section 2.3 hereof, as conclusively evidenced by his or her execution of a Note. Each Note shall additionally bear such distinguishing letters and numbers as the Note Trustee shall approve. Notwithstanding the foregoing, a Note may be in such other form or forms as may, from time to time, be approved by a resolution of the Directors or as specified in an Officer’s Certificate. The Note may be engraved, lithographed, printed or typewritten or partly in one form and partly in another.

Subject to the provisions of the Note providing for the issuance thereof, the Note shall be issued initially as a Book Entry Only Note represented by one Global Note. Each Global Note authenticated in accordance with this Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and deposited with such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single note for all purposes of this Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Depository

Participants on behalf of the Noteholders of the Global Note in accordance with the rules and procedures of the Depository. None of the Corporation or the Note Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in the Global Note or for maintaining, reviewing or supervising any records relating to such beneficial interests therein. Except as otherwise provided in this Indenture in respect of the Note, the Noteholders of the Global Note shall not be entitled to have the Note registered in their names, shall not receive or be entitled to receive definitive certificates representing their interest in the Note except as provided in Section 3.2 of the Indenture and shall not be considered owners or holders thereof under this Indenture. A Global Note may be exchanged for the Note in registered form that is a not Global Note, or transferred to and registered in the name of a person other than the Depository for such Global Note or a nominee thereof as provided in Section 3.2.

(e)	Within 30 days following the occurrence of a Change of Control, the Corporation shall be obligated to offer to purchase the Note. The terms and conditions of such obligation are set out below:

(i)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Note Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control together with an offer in writing (the “Note Offer”) to purchase the Note from the holders thereof at a price equal to 101% of the principal amount thereof together with accrued and unpaid interest thereon up to but excluding the Change of Control Purchase Date (the “Offer Price”). The Note Trustee will promptly thereafter deliver, by prepaid courier or mail, the Note Offer to the holders of the Note, at their addresses appearing in the registers of holders of the Note maintained by the Note Trustee.

(ii)	The Note Offer shall specify the date (the “Expiry Date”) and time (the “Expiry Time”) on which the Note Offer shall expire which date and time shall not, unless otherwise required by Applicable Securities Legislation, be earlier than the close of business on the 35th day and not later than the close of business on the 60th day following the date on which the Note Offer is made.

(iii)	The Note Offer shall specify that the Note Offer may be accepted by the holders of the Note by tendering the Note so held by them to the Note Trustee at its offices in Toronto, Ontario at or before the Expiry Time together with an acceptance notice (the “Acceptance Notice”) in form and substance acceptable to the Note Trustee.

(iv)	The Note Offer shall state that holders of the Note may accept the Note Offer in respect of all or a portion (in denominations of $2,000 and multiples of $1.00 thereof) of the Note.

(v)	The Note Offer shall specify a date (the “Change of Control Purchase Date”) no later than the third Business Day following the Expiry Date on which the Corporation shall take up and pay for the Note duly tendered in acceptance of the Note Offer.

(vi)	The Corporation shall on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Change of Control Purchase Date pay to the Note Trustee by wire transfer or such other means as may be acceptable to the Note Trustee, an amount of money sufficient to pay the aggregate Offer Price in respect of the Note duly tendered to the Note Offer (less any tax required by law to be deducted). The Note Trustee, on behalf of the Corporation, will pay the Offer Price to the holders of the Note in the respective amounts to which they are entitled in accordance with the Note Offer as aforesaid.

(vii)	The Note in respect of which the Corporation has made payment to the Note Trustee in accordance with the terms of this Section 2.1(e) (or the portion thereof tendered in acceptance of the Note Offer) shall thereafter no longer be considered to be outstanding under this Indenture.

(viii)	In the event that only a portion of the principal amount of an Note is tendered by a holder thereof in acceptance of the Note Offer, the Corporation shall execute and deliver to the Note Trustee and the Note Trustee shall certify and deliver to the holder, without charge to such holder, a certificate (if applicable) or such other evidence of ownership representing the principal amount of the Note not so tendered in acceptance of the Note Offer.

2.2	Issue of Global Note

(a)	The Corporation may specify that the Note is to be issued in whole or in part as a Global Note registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Note Trustee at the time of issue of the Note, and in such event the Corporation shall execute and the Note Trustee shall certify and deliver the Global Note that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Note to be represented by the Global Note;

(ii)	be released by the Note Trustee as instructed by the Corporation for further delivery to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect:

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR THE NOTE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF THE 28TH DAY OF SEPTEMBER, 2020 BETWEEN JUST ENERGY GROUP INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE “INDENTURE”). EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT

IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO JUST ENERGY GROUP INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(b)	Each Depository designated for a Global Note must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the Applicable Securities Legislation of the jurisdiction where the Depository has its principal offices.

2.3	Execution of Note

Unless issued as a Book Based Only Note, the Note shall be signed (either manually or by facsimile or scanned signature) by any one Director or Authorized Officer, on behalf of the Corporation, holding office at the time of signing. A facsimile or scanned signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile or scan, appears on a Note as Director or Authorized Officer on behalf of the Corporation, may no longer hold such office at the date of the Note or at the date of the certification and delivery thereof, the Note shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.4	Certification

No Note shall be issued or, if issued, shall be obligatory on the Corporation or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Note Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Note Trustee, or in the case of the Note issued as Book Entry Only Note, until the Note has been authenticated by the Note Trustee by manual signature by or on behalf of the Note Trustee substantially in the form provided for herein. Such certification on the Note shall be conclusive evidence that the Note is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Note Trustee signed on the Note, or an interim Note hereinafter mentioned, shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Indenture or of the Note or interim Note or as to the issuance of the Note or interim Note and the Note Trustee shall in no respect be liable or answerable for the use made of the Note or interim Note or any of them or the proceeds thereof. The certificate of the Note Trustee signed on the Note or an interim Note shall, however, be a representation and warranty by the Note Trustee that the Note or interim Note has been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Indenture.

2.5	Interim Note or Certificate

Pending the delivery of definitive Note to the Note Trustee, the Corporation may issue and the Note Trustee may certify in lieu thereof an interim Note in such form and signed in such manner as provided herein, entitling the holders thereof to definitive Note when the same are ready for delivery; or the Corporation may execute and the Note Trustee may certify a temporary Note for the whole principal amount of the Note then authorized to be issued hereunder in such amounts not exceeding in the aggregate principal amount of the temporary Note so delivered to it, as the Corporation, and the Note Trustee may approve entitling the holders thereof to definitive Note when the same are ready for delivery; and, when so issued and certified, such interim or temporary Note or interim certificate shall, for all purposes but without duplication, rank in respect of this Indenture equally with the Note duly issued hereunder and, pending the exchange thereof for definitive Note, the holders of the interim or temporary Note or interim certificate shall be deemed without duplication to be Noteholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Note to the Note Trustee, the Note Trustee shall cancel such temporary Note, if any, and shall call in for exchange the interim Note or certificate that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Note Trustee to the holders of such interim or temporary Note or interim certificate for the exchange thereof.

2.6	Mutilation, Loss, Theft or Destruction

In case the Note issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Note Trustee shall certify and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with the previous Note issued hereunder. The new or substituted Note may have endorsed upon it the fact that it is in replacement of a previous Note. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and to the Note Trustee such evidence of the loss, theft or destruction of the Note and such other documents as shall be satisfactory to them in their discretion and shall also furnish a surety bond and an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.7	Concerning Interest

(a)	Except as may otherwise be provided in this Indenture or in any supplemental indenture or in a Written Direction of the Corporation in respect of the Note and subject to Section 2.1(a) with respect to the calculation of interest in respect of the initial interest payment to be paid in PIK Interest on the Note, the Note issued hereunder, whether originally or upon exchange or in substitution for previously issued Note which are interest bearing, shall bear interest, in all instances to be PIK Interest, (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid in PIK Interest on the outstanding Note, whichever shall be the later, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears. Interest payable in a calendar year shall be PIK Interest only, payable semi-annually in arrears. Interest on the Note issued hereunder shall accrue up to the Redemption Date for the Note, but not including the Maturity Date, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b)	Unless otherwise specifically provided in the terms of the Note, interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. Subject to Section 2.1(a) in respect of the method for calculating the amount of interest to be paid on the Note on the first Interest Payment Date in respect thereof, with respect to the Note, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(c)	For the purposes solely of disclosure under the Interest Act (Canada), whenever interest to be paid on the Note is to be calculated on the basis of a year of 360 days consisting of twelve 30-day months, the yearly rate of interest to which the rate used in such calculation is equivalent during any particular period is the rate so used multiplied by a fraction of which:

(i)	the numerator is the product of:

(A)	the actual number of days in the calendar year in which such period ends, and

(B)	the sum of (I) the product of 30 and the number of complete months elapsed in the relevant period and (II) the number of days elapsed in any incomplete month in the relevant period, and

(ii)	the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.

2.8	Note to Rank Pari Passu

The Note will be direct unsecured senior subordinated obligations of the Corporation. The Note, subject to statutory preferred exceptions, will rank pari passu with all other present and future senior subordinated and unsecured indebtedness of the Corporation (other than Senior Indebtedness).

2.9	Payments of Amounts Due on Maturity

Except as may otherwise be provided herein or in any supplemental indenture in respect of the Note, payments of amounts due upon maturity of the Note will be made in the following manner. The Corporation will establish and maintain with the Note Trustee an account for the Note. Each such account shall be maintained by and be subject to the control of the Note Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each maturity date for the Note outstanding from time to time under this Indenture, the Corporation will deposit in the applicable account in Canadian dollars an amount sufficient to pay the cash amount payable in respect of the Note (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted or withheld), provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques by no later than five (5) Business Days prior to the applicable maturity date or with funds by electronic transfer, for such amounts required under this Section 2.9 to the applicable maturity date. The Note Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Note, upon surrender of the Note at any branch of the Note Trustee designated for such purpose from time to time by the Corporation and the Note Trustee. The delivery of such funds to the Note Trustee for deposit to the account will satisfy and discharge the liability of the Corporation for the Note to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid and remitted to the appropriate governmental authority) and the Note will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.10	Payment of Interest

The following provisions shall apply to the Note, except as otherwise provided in Section 2.1(a) or permitted by Article 5:

(a)	PIK Interest shall be payable (i) with respect to the Note represented by a Global Note or Book Entry Only Note registered in the name of, or held by, the Depository or its nominee on the relevant record date, by increasing the principal amount of the outstanding Global Note by an amount equal to the amount of such PIK Interest, or (ii) with respect to the Note in certificated form, by indicating payment thereof and an increase in the principal amount of the Note in the register for the Note and by issuing Note in certificated form in an aggregate principal amount equal to such PIK Interest (rounded down to the nearest whole dollar) and the Note Trustee will, at the written request of the Corporation, certify and deliver the Note in certificated form for original issuance to the Noteholders on the relevant record date, as shown by the records of the register of the Noteholders; provided that a Holder of a Note represented by a physical certificate shall be entitled to PIK Interest so long as the increase in the principal amount of the Note is recorded in the register for the Note, whether or not the Note represented by a physical certificate representing such PIK Interest have been issued to such Holder. Following an increase in the principal amount of the Global Note as a result of a PIK Interest payment, the Global Note will bear interest on such increased principal amount from and after the date of such PIK Interest payment as otherwise set forth in the Global Note. With respect to all payments of PIK Interest, the Corporation will deliver a Written Direction of the Corporation to the Note Trustee, no later than seven (7) Business Days prior to the applicable Interest Payment Date, to adjust the Note by the applicable amount of PIK Interest.

2.11	Withholding Tax

The Corporation will be entitled to deduct and withhold any applicable taxes or similar charges imposed or levied by or on behalf of the Canadian government or of any Province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Note and, provided that the Corporation forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Note Trustee, for forwarding to the relevant Noteholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Note and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Corporation shall provide the Note Trustee, for forwarding to the relevant Noteholder, with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Note Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Note Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Note Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Note Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully-Registered Note

(a)	With respect to the Note issuable as a Fully-Registered Note, the Corporation shall cause to be kept by and at the principal offices of the Note Trustee in Toronto, Ontario and by the Note Trustee or such other registrar as the Corporation, with the approval of the Note Trustee, may appoint at such other place or places, if any, as may be specified in the Note or as the Corporation may designate with the approval of the Note Trustee, a register in which shall be entered the names and addresses of the holders of such Fully-Registered Note and particulars of the Note held by them respectively and of all transfers of Fully- Registered Note. Such registration shall be noted on the Note by the Note Trustee or other registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a Fully-Registered Note shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee or other registrar upon surrender of the Note together with a duly-executed form of transfer acceptable to the Note Trustee and upon compliance with such other reasonable requirements as the Note Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Note by the Note Trustee or other registrar, whereupon a new Note will be issued in the same aggregate principal amount as the Note so transferred, registered in the names of the transferees.

3.2	Global Note, Book Entry Only Note or Book Based Only Note

(a)	With respect to the Note issuable in whole or in part as a Global Note, as a Book Entry Only Note or as a Book Based Only Note, the Corporation shall cause to be kept by and at the principal offices of the Note Trustee in Toronto, Ontario and by the Note Trustee or such other registrar as the Corporation, with the approval of the Note Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Note Trustee, a register in which shall be entered the name and address of the holder of each such Global Note, Book Entry Only Note or Book Based Only Note (being the Depository, or its nominee, for such Global Note, Book Entry Only Note or Book Based Only Note) as holder thereof and particulars of the Global Note, Book Entry Only Note or Book Based Only Note held by it, and of all transfers thereof. If the Note is at any time not a Global Note, a Book Entry Only Note or a Book Based Only Note, the provisions of Section 3.1 shall govern with respect to registrations and transfers of the Note.

(b)	Notwithstanding any other provision of this Indenture, a Global Note, Book Entry Only Note or Book Based Only Note may not be transferred by the registered holder thereof and accordingly, no definitive certificate shall be issued to Beneficial Holders except in the following circumstances:

(i)	A Global Note, Book Entry Only Note or a Book Based Only Note may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)	A Global Note, a Book Entry Only Note or a Book Based Only Note may be transferred at any time after (i) the Depository for such Global Note, Book Entry Only Note or Book Based Only Note, as the case may be, or the Corporation has notified the Note Trustee that the Depository is unwilling or unable to continue as Depository for such Global Note, Book Entry Only Note or Book Based Only Note, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.2(b), provided in each case that at the time of such transfer the Note Trustee and the Corporation are unable to locate a qualified successor Depository for such Global Note, Book Entry Only Note or Book Based Only Note;

(iii)	A Global Note, a Book Entry Only Note or a Book Based Only Note may be transferred at any time after the Corporation has determined, in its sole discretion, with the consent of the Note Trustee to terminate the book-entry only registration system or book based entry, as the case may be, in respect of such Global Note, Book Entry Only Note or Book Based Only Note and has communicated such determination to the Note Trustee in writing;

(iv)	A Global Note, a Book Entry Only Note or a Book Based Only Note may be transferred at any time after the Note Trustee has determined that an Event of Default has occurred and is continuing with respect to the Note issued as a Global Note, a Book Entry Only Note or a Book Based Only Note, as the case may be, provided that Beneficial Holders of the Note representing, in the aggregate, more than 25% of the aggregate principal amount of the Note advise the Depository in writing, through the Depository Participants, that the continuation of the book- entry only registration system or book based entry, as applicable, for the Note is no longer in their best interest and also provided that at the time of such transfer the Note Trustee has not waived the Event of Default pursuant to Section 7.3;

(v)	A Global Note, a Book Entry Only Note or a Book Based Only Note may be transferred if required by applicable law; or

(vi)	A Global Note, a Book Entry Only Note or a Book Based Only Note may be transferred if the book-entry only registration system or book based entry, as applicable, ceases to exist.

(c)	With respect to the Global Note, Book Entry Only Note or Book Based Only Note, unless and until definitive certificates have been issued to Beneficial Holders of the Note pursuant to subsection 3.2(b):

(i)	the Corporation and the Note Trustee may deal with the Depository for all purposes (including paying interest on the Note) as the sole holder of the Note and the authorized representative of the Beneficial Holders;

(ii)	the rights of the Beneficial Holders of the Note shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-entry or book based, as applicable, transfers among the Depository Participants; and

(iv)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Noteholders evidencing a specified percentage of the outstanding Note, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders of the Note or the Depository Participants, and has delivered such instructions to the Note Trustee.

(d)	Whenever a notice or other communication is required to be provided to Noteholders, unless and until a definitive certificate has been issued to Beneficial Holders of the Note pursuant to this Section 3.2, the Note Trustee shall provide all such notices and communications to the Depository for forwarding by the Depository to such Beneficial Holders. Upon the termination of the book-entry only registration system or book based entry, as applicable, on the occurrence of one of the conditions specified in Section 3.2(b) with respect to the Note issued hereunder, the Note Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Note certificates. Upon surrender by the Depository of the certificate representing the Global Note and receipt of new registration instructions from the Depository, the Note Trustee shall deliver the definitive Note certificate for the Note to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of the Note will be governed by Section 3.1 and the remaining Sections of this Article 3, as applicable.

(e)	Notwithstanding any other provisions of this Indenture or the Note, transfers and exchanges of Note and beneficial interests in Global Note shall be made in accordance the applicable rules and guidelines of the Securities Transfer Association of Canada.

(f)	Notwithstanding any provisions made in this Indenture for the issuance, certification and authentication of Note in physical form as Fully Registered Note or Global Note, the Note issued under the terms of this Indenture may also be issued to the Depository in book based only form, non-certificated and appearing on the register of the Note Trustee as a book based entry. In the absence of any physical securities being created for certification by the Corporation and authentication by the Note Trustee both at the initial issuance of the Note and at the time of any subsequent additional issuance of the Note pursuant to the terms of a supplemental indenture, confirmation of the due issuance and validity of the Note shall be based upon the comparison of the Note in quantity and description appearing under the relevant broker's instant deposit request identification number to the quantity and description of the Note as detailed in the delivery order of the Corporation addressed to the Note Trustee and to the broker upon whose posting of the Book Based Only Note to the book entry records of the Depository on a non-certificated basis on which both the Corporation and the Note Trustee shall depend. It is the responsibility of the Corporation to make the necessary arrangements with its broker or brokers to obtain, in a timely manner, the necessary instant deposit request identification number to facilitate the issuance of non-certificated Book Based Only Note.

In the establishment and maintenance of a non-certificated Book Based Only Note issue, the Note Trustee shall maintain such a record on its register for the Note in book based form only. Transfer of the Note appearing on the register of the Depository shall otherwise occur as provided for in this Indenture. The parties hereto further recognize that, notwithstanding the issuance of Book Based Only Note, conversions of the Note shall occur as contemplated by the terms of this Indenture but the Note Trustee is permitted to employ whatever reasonable means it may from time to time require in order to guarantee the unhindered (but subject to the terms and conditions hereof) conversion of the Note appearing on the register for the Note in book based only form by making whatever arrangements are deemed necessary by it with the Depository.

At the time of the execution of this Indenture, the parties hereto understand that no declarations or other paper certificates or documentation will be required in order to effect conversions of the Note held by Persons in the United States. If at any time subsequent to the initial issuance of the Note it is determined by the Depository, the Note Trustee, the Corporation or legal counsel that physical declarations or other paper documentation are required for conversions or otherwise, the parties hereto and the Noteholders acknowledge that the Note Trustee may be obliged to require the Note held by such Persons converting their Note to be certificated rather than held in book based form.

3.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of the Note free from all equities or rights of compensation or counterclaim between the Corporation and the transferor or any previous holder of the Note, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Corporation nor the Note Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust whether express, implied or constructive, in respect of any Note, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, during regular business hours of the Note Trustee, be open for inspection by the Corporation, the Note Trustee or any Noteholder. Every registrar, including the Note Trustee, shall from time to time when requested so to do by the Corporation, the Note Trustee or any Noteholder and upon such person delivering any statutory declaration in the form required by the Indenture Legislation, in writing, furnish within 10 days of the delivery of such statutory declaration to the Corporation, the Note Trustee or the Noteholder, as the case may be, a list (which shall be current as of the day such statutory declaration is delivered to the Note Trustee) of names and addresses of holders of the registered Note entered on the register kept by them and showing the principal amount and serial numbers of the Note held by each such holder as well as the aggregate principal amount of the Note outstanding, provided the Note Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	[Intentionally Deleted]

3.7	Closing of Registers

(a)	Neither the Corporation nor the Note Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges of a Fully-Registered Note on any Interest Payment Date or during the five preceding Business Days;

(ii)	make transfers or exchanges of the Note on the day of any selection by the Note Trustee of the Note to be redeemed or during the five preceding Business Days; or

(iii)	make transfers or exchanges of the Note which will have been selected or called for redemption unless upon due presentation thereof for redemption the Note shall not be redeemed.

(b)	Subject to any restriction herein provided, the Corporation with the approval of the Note Trustee may at any time close any register for the Note, other than those kept at the principal offices of the Note Trustee in Toronto, Ontario, and transfer the registration of the Note registered thereon to another register (which may be an existing register) and thereafter the Note shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of the Note.

3.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Note Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Note Trustee and the Corporation), and payment of such charges and reimbursement of the Note Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Noteholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Note applied for within a period of two months from the date of the first endorsement of the Note;

(b)	for any exchange of any interim or temporary Note or interim certificate that has been issued under Section 2.5 for a definitive Note;

(c)	for any exchange of a Global Note as contemplated in Section 3.2;

(d)	for any exchange of the Note resulting from a partial redemption under Section 4.2; or

(e)	for any exchange of the Note resulting from a partial purchase under Section 2.1(e).

3.9	Ownership of the Note

(a)	Unless otherwise required by law, the person in whose name any registered Note is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on the Note and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Note Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Note held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any such records relating to the Note.

(c)	The registered holder for the time being of any registered Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of compensation or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the payment to any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Note Trustee for the same and neither the Corporation nor the Note Trustee shall be bound to inquire into the title of any such registered holder.

(d)	Where the Note is registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such holders, failing written instructions from them to the contrary, and the payment to any one of such holders therefore shall be a valid discharge, to the Note Trustee, any registrar and to the Corporation.

(e)	In the case of the death of one or more joint holders of the Note the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the registered holders and the payment to any such registered holder shall be a valid discharge to the Note Trustee and any registrar and to the Corporation.

3.10	[Intentionally deleted]

ARTICLE 4

REDEMPTION AND PURCHASE OF THE NOTE

AND CERTAIN PAYMENTS ON MATURITY

4.1	Applicability of Article

Subject to Section 2.1(b), the Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, by payment of money, the Note issued hereunder (subject, however, to any applicable restriction on the redemption of the Note) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of the Note and as shall have been expressed in this Indenture, in the Note, in an Officer’s Certificate.

Subject to Article 5 hereof, the Corporation shall also have the right at its option to repay, either in whole or in part, on redemption or maturity, by payment of money in accordance with Sections 2.9 and 4.9, the principal amount of the Note issued hereunder (subject however, to any applicable restriction on the repayment of the principal amount of the Note) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of the Note and shall have been expressed in this Indenture, in the Note, in an Officer’s Certificate.

4.2	Partial Redemption

If only a partial amount of the outstanding principal owing under the Note is to be redeemed, the portion of the principal amount of the Note shall be selected by the Note Trustee on a pro rata basis to the nearest multiple of $1.00 in accordance with the principal amount of the Note registered in the name of each holder or in such other manner as the Note Trustee deems equitable. Unless otherwise specifically provided in the terms of the Note, no Note shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Note Trustee may make, and from time to time vary, regulations with respect to the manner in which the Note may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of the Note notwithstanding the fact that as a result thereof the Note may become subject to redemption in part only or for cash only. In the event that the Note becomes subject to redemption in part only, upon surrender of the Note for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Note Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order the new Note for the unredeemed part of the principal amount of the Note so surrendered or, with respect to a Global Note, the Note Trustee shall make notations on the Global Note of the principal amount thereof so redeemed. Unless the context otherwise requires, the term “Note” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of the Note which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of the Note shall be given to the holders of the Note so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 12.2. Every such notice shall specify the aggregate principal amount of the Note called for redemption, the Redemption Date, the Redemption Price together with accrued and unpaid interest to but excluding the Redemption Date, and, if applicable, the portion to be redeemed for cash and the places of payment and shall state that interest upon the principal amount of the Note called for redemption shall cease to accrue and be payable on and after the Redemption Date. In addition, unless the entire outstanding Note is to be redeemed, the Redemption Notice shall specify:

(a)	[intentionally deleted];

(b)	[intentionally deleted];

(c)	in the case of a Global Note, that the redemption will take place in such manner as may be agreed upon by the Depository, the Note Trustee and the Corporation; and

(d)	in all cases, the principal amount of such part of the Note to be redeemed.

4.4	Note Due on Redemption Date

Notice having been given as aforesaid, the Note so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in the Note, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem the Note shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Note Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Note shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Note Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies

Redemption of the Note shall be provided for by the Corporation depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Toronto Time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, as may be sufficient to pay the Redemption Price of the Note so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques by no later than five (5) Business Days prior to the Redemption Date or wire transfers for such amounts required under this Section 4.5 to the Redemption Date or by providing the Note Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Corporation shall also deposit with the Note Trustee a sum of money sufficient to pay any reasonable charges or expenses which may be incurred by the Note Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Note Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of the Note, upon surrender of the Note, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any.

4.6	Failure to Surrender Note Called for Redemption

In case any holder of the Note so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Note, or shall not within such time accept payment of the Redemption Price payable, or give such receipt therefor, if any, as the Note Trustee may require, such redemption monies may be set aside in trust, without interest, or such certificates may be held in trust, either in the deposit department of the Note Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Noteholder of the sum so set aside and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder’s Note of the Redemption Price, as the case may be, of the Note plus any accrued and unpaid interest thereon to but excluding the Redemption Date. In the event that any money required to be deposited hereunder with the Note Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Note issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Note Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Note Trustee shall not be responsible to Noteholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Note in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any prescription period provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Note Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation or one of its Subsidiaries of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall, prior to the payment by the Note Trustee, pay the Note Trustee the amounts required to be paid by the Note Trustee to a holder of a Note pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to six years after the redemption.

4.7	Cancellation of Note Redeemed

Subject to the provisions of Sections 4.2 and 4.8 as to the Note redeemed or purchased in part, the Note when redeemed and paid under this Article 4 shall forthwith be delivered to the Note Trustee and cancelled and no Note shall be issued in substitution therefor.

4.8	Purchase of the Note by the Corporation

Unless otherwise specifically provided with respect to the Note and subject to the provisions of Section 10.2, the Corporation and any of its Affiliates may at any time and from time to time, purchase the Note in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to regulatory requirements; provided, however, that if an Event of Default has occurred and is continuing, the Corporation and its Affiliates will not have the right to so purchase the Note. The Note so purchased shall be delivered to the Note Trustee and cancelled and no Note shall be issued in substitution therefor.

If the Corporation or any of its Affiliates intend to purchase the Note in part, upon an invitation for tenders, more than a portion of the principal amount of the Note that the Corporation or any of its Affiliates intend to purchase is tendered at the same lowest price that the Corporation or an Affiliate is prepared to accept, the portion of the principal amount of the Note to be purchased by the Corporation or by such Affiliate shall be selected by the Note Trustee on a pro rata basis. For this purpose, the Note Trustee may make, and from time to time amend, regulations with respect to the manner in which the portion of the Note may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that as a result thereof the Note becomes subject to purchase in part only. With respect to the Global Note that is only partially purchased, the Note Trustee shall make notations on the Global Note of the principal amount thereof so purchased.

4.9	Deposit of Maturity Monies

Payment on maturity of the Note shall be provided for by the Corporation depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the applicable maturity date such sums of money as may be sufficient to pay the principal amount of the Note, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but excluding the maturity date, provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques by no later than five (5) Business Days prior to the applicable maturity date or with funds by electronic transfer, for such amounts required under this Section 4.9. The Corporation shall also deposit with the Note Trustee a sum of money sufficient to pay any reasonable charges or expenses which may be incurred by the Note Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Note Trustee shall pay or cause to be paid to the holders of the Note, upon surrender of the Note, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

ARTICLE 5

SUBORDINATION OF THE NOTE

5.1	Applicability of Article

The Note Liabilities which by their terms are subordinate, including on account of principal, premium, if any, interest or otherwise, shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set out in the following sections of this Article 5, to the prior full and final payment of all existing and future Senior Indebtedness of the Corporation and each holder of the Note by his acceptance thereof, whether directly or on its behalf, agrees to and shall be bound by the provisions of this Article 5.

5.2	Order of Payment

Upon any distribution of the assets of the Corporation on any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets, properties and liabilities of the Corporation, or otherwise):

(a)	all Senior Indebtedness shall first be paid indefeasibly in full, or provision made for such payment, before any payment is made on account of the Note Liabilities, whether on account of principal, interest or otherwise;

(b)	any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Note or the Note Trustee on behalf of such holders would be entitled except for the provisions of this Article 5 shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)	the Senior Creditors or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation’s assets in whole or in part, free and clear of all Note Liabilities and without the approval of the Noteholders or the Note Trustee or any requirement to account to the Note Trustee or the Noteholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)	whether or not the Senior Indebtedness is secured;

(ii)	the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(iii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iv)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(v)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Noteholders or any of them to any money or property of the Corporation;

(vi)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vii)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii)	the date of giving or failing to give notice to or making demand upon the Corporation;

(ix)	any amendment, modification, increase, extension, renewal, replacement of any Senior Indebtedness or Senior Security; or

(x)	any other matter whatsoever.

5.3	Subrogation to Rights of Senior Creditors

(a)	Subject to the prior payment in full of all Senior Indebtedness, the Noteholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Corporation to the extent of the application thereto of such payments or other assets which would have been received by the Noteholders but for the provisions hereof until the principal of and interest on the Note shall be paid in full, and no such payments or distributions to the Noteholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Corporation, its creditors other than the Senior Creditors, and the Noteholders, be deemed to be a payment by the Corporation to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are intended solely for the purpose of defining the relative rights of the Noteholders, on the one hand, and the Senior Creditors, on the other hand.

(b)	The Note Trustee, for itself and on behalf of each of the Noteholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Corporation or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4	Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Note is intended to or shall impair, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the holders of the Note, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Note the principal, premium, if any, and interest on the Note, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Note and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Note Trustee or the holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness.

5.5	No Payment if Senior Indebtedness in Default

(a)	Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any enforcement of any Senior Indebtedness, then, except as provided in Section 5.8, all principal of, premium (if any) and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of, premium (if any) or interest on the Note.

(b)	No payment (by purchase of Note or otherwise) shall be made by the Corporation with respect to the principal of, premium, if any, or interest on the Note:

(i)	upon the occurrence of a default, an event of default or an acceleration under any Senior Indebtedness or any swap obligation of any Senior Creditor or its Affiliates;
(ii)	upon any default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof; or

(iii)	if such payment would result in a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof;

unless and until such default shall have been cured or waived or shall have ceased to exist, and neither the Note Trustee nor the holders of Note shall be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Note after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Note Trustee from taking such actions as may be necessary to preserve claims of the Note Trustee and/or the holders of the Note under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its Subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its Subsidiaries).

(c)	The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6	Payment on Note Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in the Note, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by Section 5.2 or 5.5, any payment of principal of or interest on the Note. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in the Note, shall prevent, except as prohibited by Section 5.2 or 5.5, the application by the Note Trustee of any moneys deposited with the Note Trustee hereunder for the purpose, to the payment of or on account of the Note Liabilities.

5.7	Confirmation of Subordination

Each holder of Note by his acceptance thereof authorizes and directs the Note Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Note Trustee his attorney-in-fact for any and all such purposes. This appointment shall be irrevocable. Upon request of the Corporation, and upon being furnished an Officer’s Certificate stating that one or more named persons are Senior Creditors, and specifying the nature of the Senior Indebtedness of such Senior Creditors, the Note Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor specified in such Officer’s Certificate and for such other matters as the Senior Creditors and the Corporation may agree upon. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness. However, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8	Knowledge of Note Trustee

Notwithstanding the provisions of this Article 5, the Note Trustee will not be charged with knowledge of the existence of any fact that would prohibit the making of any payment of monies to or by the Note Trustee, or the taking of any other action by the Note Trustee, unless and until the Note Trustee has received written notice thereof from the Corporation, any Noteholder, any Senior Creditor or a trustee on behalf of any one or more of the Senior Creditors, and such notice to the Note Trustee shall be deemed to be notice to holders of the Note. The Note Trustee will notify holders of Note of such notice as soon as reasonably practicable after receipt thereof.

5.9	Note Trustee May Hold Senior Indebtedness

The Note Trustee is entitled to all the rights set out in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Note Trustee of any of its rights as such holder.

5.10	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness (including increasing the principal amount of the Senior Indebtedness) or the Senior Security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Noteholders or the Note Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Noteholders or the Note Trustee.

5.12	Additional Indebtedness

This Indenture does not restrict the Corporation or any other entity of the Just Energy Group from incurring additional indebtedness for borrowed money or otherwise or hypothecating, mortgaging, pledging or charging its real (immoveable) or personal (moveable) property or properties to secure any indebtedness or other financing.

5.13	Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article 5 shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Note Trustee or the Noteholders for amounts paid to the Noteholders or on account of the Note subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.14	Contesting Security

The Note Trustee, for itself and on behalf of the Noteholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

5.15	Obligations Created by Article 5

The Corporation and the Note Trustee, in its capacity as trustee hereunder and not in its corporate personal capacity, agree, and each holder by its acceptance of a Note likewise agrees, that:

(a)	the provisions of this Article 5 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation, the Corporation’s Subsidiaries or others or to acquire Senior Indebtedness;

(b)	each holder of Senior Indebtedness may accept the benefit of this Article 5 on the terms and conditions set out in this Article 5 by giving or continuing credit to the Corporation, the Corporation’s Subsidiaries or others or by acquiring or having outstanding as of the date hereof Senior Indebtedness, in each case without notice to the Note Trustee and without establishing actual reliance on this Article 5; and

(c)	each obligation created by this Article 5 is created for the benefit of the holders of Senior Indebtedness.

5.16	No Set-Off

Each of the Corporation and the Note Trustee (relying on the opinion of Counsel) agrees, and each holder of a Note, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Note at any time when any payment of, or in respect of, such amounts to the Note Trustee or the holder of a Note is prohibited by this Article 5 or is otherwise required to be paid to the Senior Creditors.

5.17	Amendments to Article 5

Each of the Corporation and the Note Trustee (relying on the opinion of Counsel) agrees, and each holder of a Note, by his acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Note, including this Article 5 or the definition of Senior Indebtedness, which prejudice the rights of the holders of Senior Indebtedness under this Article 5 without the consent of the holders of Senior Indebtedness or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

ARTICLE 6

COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Noteholders, that so long as the Note remains outstanding:

6.1	To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Noteholder the principal of, premium (if any) and interest accrued on the Note of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Note.

6.2	To Pay Note Trustee’s Remuneration

The Corporation will pay the Note Trustee reasonable remuneration for its services as Note Trustee hereunder and will repay to the Note Trustee on demand all reasonable amounts which shall have been paid by the Note Trustee in connection with the execution of the trusts hereby created and such monies including the Note Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to payment of the principal of the Note or interest thereon. Any amount due under this Section and unpaid thirty days after written request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then rate charged by the Note Trustee under similar indentures from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

6.3	To Give Notice of Default

The Corporation shall promptly notify the Note Trustee in writing upon obtaining knowledge of any Event of Default hereunder.

6.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof and it will do or cause to be done all things necessary to preserve and keep in full force and effect the existence and right of the Corporation.

6.5	Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

6.6	Annual Certificate of Compliance

The Corporation shall deliver to the Note Trustee, within 120 days after the end of each calendar year (and at any time upon reasonable demand by the Note Trustee), an Officer’s Certificate as to the knowledge of such Director or an Authorized Officer who executes the Officer’s Certificate, of the Corporation’s compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and any steps taken or proposed to be taken to remedy such Event of Default.

6.7	Performance of Covenants by Note Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Note Trustee may notify the Noteholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 7.2 and 13.4) shall be under no obligation to do so or to notify the Noteholders. All reasonable sums so expended or advanced by the Note Trustee shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Note Trustee shall be deemed to relieve the Corporation of any default hereunder.

6.8	Maintain Listing

The Corporation shall use commercially reasonably efforts to maintain the Corporation’s status as a “reporting issuer” not in material default under Applicable Securities Legislation, in all cases for as long as the Note remains outstanding.

ARTICLE 7

DEFAULT

7.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure to pay principal together with accrued interest on the Note when due whether at maturity, upon redemption, by declaration or otherwise;

(b)	default in the observance or performance of any material covenant or material condition of this Indenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given to the Corporation by the Note Trustee or by the holders of not less than 25% in principal amount of the Note then outstanding specifying such default and requiring the Corporation to remedy such default or obtain a waiver for same;

(c)	failure to make a Note Offer as and when required pursuant to this Indenture;

(d)	the Corporation defaults in the observance or performance of any agreement, covenant or condition in relation to the Subordinated Term Loan and such default causes such indebtedness to become due prior to its stated maturity date.

(e)	if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or similar laws, or if a sequestration or process of execution is issued against, or against any material part of, the property of the Corporation or any Material Subsidiary, or appointing a receiver of, or any substantial part of, the property of the Corporation or any Material Subsidiary or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

(f)	if the Corporation or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or similar laws, or consents to the filing of any such petition or to the appointment of a receiver of, or any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)	if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 9.1 are duly observed and performed.

In each and every such Event of Default the Note Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Note then outstanding, subject to the provisions of Section 7.3, by notice in writing to the Corporation declare the principal of, premium, if any, and interest on the Note then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Note Trustee, and the Corporation shall forthwith pay to the Note Trustee for the benefit of the Noteholders such principal (and premium, if any), accrued and unpaid interest and interest on amounts in default on the Note (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Note then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Note on such principal (and premium, if any), interest and such other monies from the date of such declaration until payment is received by the Note Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Note. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Note Trustee shall be applied in the manner provided in Section 7.6.

7.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Note Trustee shall, within 30 days after it receives written notice or otherwise becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 12.2, provided that notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Note then outstanding, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Noteholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Note Trustee to the Noteholders within 15 days after the Note Trustee becomes aware the Event of Default has been cured.

7.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)	the holders of the Note shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Note then outstanding, to instruct the Note Trustee to waive any Event of Default and to cancel any declaration made by the Note Trustee pursuant to Section 7.1 and the Note Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)	the Note Trustee, so long as it has not become bound to declare the principal and interest on the Note then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Note Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable.

No such act or omission either of the Note Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.4	Enforcement by the Note Trustee

Subject to the provisions of Section 7.3 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders and to the provisions of this Section, if the Corporation shall fail to pay to the Note Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.1, the principal of and premium (if any) and interest on the Note then outstanding, together with any other amounts due hereunder, the Note Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Note then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on the Note then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Indenture or by law as the Note Trustee shall deem expedient.

The Note Trustee shall be entitled and empowered, either in its own name or as trustee, or as attorney for the holders of the Note, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the holders of the Note allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Note Trustee is hereby irrevocably appointed (and the successive respective holders of the Note by taking and holding the same shall be conclusively deemed to have so appointed the Note Trustee) the true and lawful attorney of the respective holders of the Note with authority to make and file in the respective names of the holders of the Note or on behalf of the holders of the Note as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Note themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Note, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the holders of the Note against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 7.3, nothing contained in this Indenture shall be deemed to give to the Note Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Note Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Note Trustee without the possession of the Note or the production thereof at trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Note subject to the provisions of this Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all the holders of the Note, and it shall not be necessary to make any holders of the Note parties to any such proceeding.

7.5	No Suits by Noteholders

No holder of any Note shall have any right to institute any action, suit or proceeding for the purpose of enforcing payment of the principal of, or premium (if any), or interest on the Note or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Note Trustee written notice of the happening of an Event of Default hereunder; (b) the Noteholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Note then outstanding shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Noteholders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Note Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of the Note.

7.6	Application of Monies by Note Trustee

(a)	Except as herein otherwise expressly provided, any monies received by the Note Trustee from the Corporation pursuant to the foregoing provisions of this Article 7, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose, as follows:

(i)	first, in payment or in reimbursement to the Note Trustee of its compensation, and reasonable costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Note, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Note which shall then be outstanding in the priority of principal first and then premium (if any) and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

(iv)	provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium (if any) or interest on any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on the Note which are not so held.

(b)	The Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving therefrom such amount as the Note Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Note, but it may retain the money so received by it and invest or deposit the same as provided in Section 13.10 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set out. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	Notice of Payment by Note Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 12.2 by the Note Trustee to the Noteholders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Noteholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Note, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.8	Note Trustee May Demand Production of Note

The Note Trustee shall have the right to demand production of the Note in respect of which any payment of principal, interest or premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Note Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Note Trustee shall deem sufficient.

7.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Note Trustee, or upon or to the holders of Note is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.10	Judgment Against the Corporation

The Corporation covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against it in favour of the Noteholders or in favour of the Note Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the Note and premium (if any) and the interest thereon and any other monies owing hereunder.

7.11	Immunity of Directors, Officers and Others

The Noteholders and the Note Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of any entity of the Just Energy Group, any Director or any holder of Shares or of any successor thereto, for the payment of the principal of or premium or interest on the Note or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Note.

ARTICLE 8

SATISFACTION AND DISCHARGE

8.1	Cancellation

The Note shall forthwith after payment thereof be delivered to the Note Trustee and cancelled by it. The Note cancelled or required to be cancelled under this or any other provision of this Indenture shall, if not already cancelled, be cancelled by the Note Trustee and, if required by the Corporation, the Note Trustee shall furnish to it a copy of the cancelled Note.

8.2	Non-Presentation of the Note

In case the holder of any Note shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Note Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Note Trustee and direct the Note Trustee to set aside;

(b)	in respect of monies in the hands of the Note Trustee which may or should be applied to the payment of the Note, the Corporation shall be entitled to direct the Note Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Note Trustee, the Note Trustee may itself set aside,

the monies in trust to be paid to the holder of the Note upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the monies payable on or represented by each Note in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies (less applicable withholding taxes, if any) so set aside by the Note Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.3.

8.3	Repayment of Unclaimed Monies

Subject to applicable law, any monies set aside under Section 8.2 and not claimed by and paid to holders of Note as provided in Section 8.2 within six years after the date of such setting aside shall be repaid and delivered to the Corporation by the Note Trustee and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Note in respect of which such monies were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies and without interest, from the Corporation subject to any prescription provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Note Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 8.2 to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall reimburse the Note Trustee for any amounts so set aside which are required to be paid by the Note Trustee to a holder of a Note after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside.

8.4	Discharge

The Note Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee), upon proof being given to the reasonable satisfaction of the Note Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on the Note and all other monies payable hereunder have been paid or satisfied or that the Note having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on the Note and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

8.5	Satisfaction

(a)	The Corporation shall be deemed to have fully paid, satisfied and discharged the outstanding Note and the Note Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of the Note, when, with respect to the outstanding Note, either:

(i)	the Corporation has deposited or caused to be deposited with the Note Trustee as trust funds in trust for the purpose of making payment on the Note, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates or any Change of Control Purchase Date, as the case may be, of the Note; or

(ii)	the Corporation has deposited or caused to be deposited with the Note Trustee as property in trust for the purpose of making payment on the Note such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the United States Government, the Government of Canada;

as will be sufficient to pay and discharge the entire amount of principal, premium, if any, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all the Note;

and in either event:

(iii)	the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Note Trustee for the payment of all other sums payable or which may be payable with respect to all of the Note (together with all reasonable expenses of the Note Trustee in connection with the payment of the Note);

(iv)	the Corporation has delivered to the Note Trustee either (A) an opinion of counsel in Canada reasonably acceptable to the Note Trustee to the effect that, based upon Canadian law then in effect (and also taking into account any proposed amendments to Canadian law which, if enacted in the form proposed, would have retroactive effect), the beneficial owners of the Note will not recognize income, gain or loss for Canadian federal, provincial or territorial or other tax purposes, as a result of the defeasance, as the case may be, and will be subject to Canadian taxes on the same amounts and in the same manner and at the same time as would have been the case if such defeasance had not occurred or (B) a ruling directed to the Note Trustee received from tax authorities of Canada to the same effect as the opinion of counsel described in clause (A) above; and

(v)	the Corporation has delivered to the Note Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of the Note have been complied with.

Any deposits with the Note Trustee referred to in this Section 8.5 shall be irrevocable, subject to Section 8.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Note Trustee and the Corporation and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Note being satisfied.

(b)	Upon the satisfaction of the conditions set out in this Section 8.5 with respect to the outstanding Note, the terms and conditions of the Note, including the terms and conditions with respect thereto set out in this Indenture (other than those contained in Article 2, Article 4 and Article 6 and Section 7.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Note Trustee pursuant to this Section 8.5 shall be denominated in the currency or denomination of the Note in respect of which such deposit is made.

(d)	If the Note Trustee is unable to apply any money or securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Note shall be revived and reinstated as though no money had been deposited pursuant to this Section 8.5 until such time as the Note Trustee is permitted to apply all such money in accordance with this Section 8.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Note or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of the Note to receive such payment from the money held by the Note Trustee.

8.6	Continuance of Rights, Duties and Obligations

(a)	Where trust funds have been deposited pursuant to Section 8.5, the holders of Note and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2 and Article 4 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)	In the event that, after the deposit of trust funds pursuant to Section 8.5, the Corporation is required to purchase any outstanding Note pursuant to Subsection 2.1(e) in relation to Note or to purchase or make an offer to purchase Note pursuant to any other similar provisions relating to the Note, the Corporation shall be entitled to use any trust money deposited with the Note Trustee pursuant to Section 8.5 for the purpose of paying to any holders of Defeased Note who have accepted any such offer of the Corporation the Offer Price payable to such holders in respect of such offer to purchase the Note. Upon receipt of a Written Direction from the Corporation, the Note Trustee shall be entitled to pay to such holder from such trust money deposited with the Note Trustee pursuant to Section 8.5 in respect of the Defeased Note which is applicable to the Defeased Note held by such holders who have accepted any such offer from the Corporation (which amount shall be based on the applicable principal amount of the Defeased Note held by holders that accept any such offer in relation to the aggregate outstanding principal amount of all the Defeased Note).

ARTICLE 9

SUCCESSORS

9.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 10, the Corporation shall not, without the consent of holders of the outstanding Note, consolidate or amalgamate with or merge into any person or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another person (other than one of the Corporation’s direct or indirect wholly-owned Subsidiaries), unless:

(a)	prior to or contemporaneously with the consummation of such transaction the Corporation and the resulting, surviving, continuing or transferee person (the “Successor”) shall have executed such instruments and done such things as are necessary to ensure that upon the consummation of such transaction:

(i)	the Successor has assumed all the obligations of the Corporation under this Indenture and the Note;

(ii)	the Successor is a corporation, organized and existing under the laws of Canada or the United States or any province, territory or state, as the case may be, thereof;

(iii)	the Note will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Noteholders under this Indenture;

(iv)	after giving effect to and immediately after the transaction, no Event of Default, and no event that, after notice or lapse of time, or both, would become an Event of Default, will occur; and

(v)	other conditions described in the Indenture that relate to such transaction are met, including the execution and delivery of any Officer’s Certificate under Section 13.7;

(b)	such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Noteholders hereunder; and

(c)	no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or series of transactions) of the properties or assets one or more of the Subsidiaries of the Corporation (other than to the Corporation or another direct or indirect wholly-owned Subsidiary) which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

9.2	Vesting of Powers in Successor

Whenever the conditions of Section 9.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Note forthwith upon the Corporation delivering to the Note Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Note Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 10

COMPULSORY ACQUISITION

10.1	Definitions

In this Article:

(a)	“Dissenting Noteholders” means a Noteholder who does not accept an Offer referred to in Section 10.2 and includes any assignee of the Note of a Noteholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(b)	“Offer” means an offer to acquire outstanding Note which is a take-over bid for Note within the meaning of the Securities Act (Ontario) where, as of the date of the offer to acquire, the Note that is subject to the offer to acquire, together with the Offeror’s Note, constitutes in the aggregate 20% or more of the outstanding principal amount of the Note;

(c)	“offer to acquire” includes an acceptance of an offer to sell;

(d)	“Offeror” means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Note;

(e)	“Offeror’s Note” means Note beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror; and

(f)	“Offeror’s Notice” means the notice described in Section 10.3.

10.2	Offer for Note

If an Offer for the Note is made and:

(a)	within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Noteholders representing at least 90% of the outstanding principal amount of the Note, other than the Offeror’s Note;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Note of the Noteholders who accepted the Offer; and

(c)	the Offeror complies with Sections 10.3 and 10.5,

the Offeror is entitled to acquire, and the Dissenting Noteholders are required to sell to the Offeror, the Note held by the Dissenting Noteholders for the same consideration per Note payable or paid, as the case may be, under the Offer.

10.3	Offeror’s Notice to Dissenting Noteholders

Where an Offeror is entitled to acquire the Note held by Dissenting Noteholders pursuant to Section 10.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Noteholder stating that:

(a)	Noteholders holding at least 90% of the principal amount of the outstanding Note, other than Offeror’s Note, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Note of the Noteholders who accepted the Offer;

(c)	Dissenting Noteholders must transfer their respective Note to the Offeror on the terms on which the Offeror acquired the Note of the Noteholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Noteholders must send their respective Note certificate(s) to the Note Trustee within 21 days after the date of the sending of the Offeror’s Notice.

10.4	Delivery of Note Certificates

A Dissenting Noteholder to whom an Offeror’s Notice is sent pursuant to Section 10.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Note certificate(s) (or such other documents as the Note Trustee may require in lieu thereof) to the Note Trustee duly endorsed for transfer.

10.5	Payment of Consideration to Note Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 10.3, the Offeror shall pay or transfer to the Note Trustee, or to such other person as the Note Trustee may direct, the cash or other consideration that is payable to Dissenting Noteholders pursuant to Section 10.2. The acquisition by the Offeror of the Note held by all Dissenting Noteholders shall be effective as of the time of such payment or transfer.

10.6	Consideration to be held in Trust

The Note Trustee, or the person directed by the Note Trustee, shall hold in trust for the Dissenting Noteholders the cash or other consideration they or it receives under Section 10.5. The Note Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

10.7	Completion of Transfer of Note to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 10.3, the Note Trustee, if the Offeror has complied with Section 10.5, shall:

(a)	do all acts and things and execute and cause to be executed all instruments as may be necessary or desirable to cause the transfer of the Note of the Dissenting Noteholders to the Offeror;

(b)	send to each Dissenting Noteholder who has complied with Section 10.4 the consideration to which such Dissenting Noteholder is entitled under this Article 10 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Noteholder who has not complied with Section 10.4 a notice stating that:

(i)	his or her Note has been transferred to the Offeror;

(ii)	the Note Trustee or some other person designated in such notice are holding in trust the consideration for the Note; and

(iii)	the Note Trustee, or such other person, will send the consideration to such Dissenting Noteholder as soon as possible after receiving such Dissenting Noteholder’s Note certificate(s) or such other documents as the Note Trustee or such other person may require in lieu thereof, and the Note Trustee is hereby appointed the agent and lawful attorney, and is granted attorney with respect to the Note, of the Dissenting Noteholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

10.8	Communication of Offer to the Corporation

An Offeror may not make an Offer for the Note unless, concurrent with the communication of the Offer to any Noteholder, a copy of the Offer is provided to the Corporation, which will then provide a copy to the Note Trustee.

ARTICLE 11

MEETINGS OF NOTEHOLDERS

11.1	Right to Convene Meeting

The Note Trustee or the Corporation may at any time and from time to time, and the Note Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Note then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders. In the event of the Note Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or the Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in the city of Toronto or at such other place as may be approved or determined by the Corporation.

11.2	Notice of Meetings

At least 21 days’ notice of any meeting shall be given to the Noteholders in the manner provided in Section 12.2 and a copy of such notice shall be sent by post to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time and date when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Note shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

11.3	Chairman

Some person, who need not be a Noteholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Note Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Noteholders present in person or by proxy shall choose some person present to be chairman.

11.4	Quorum

Subject to the provisions of Section 11.12, at any meeting of the Noteholders (for clarity, including the Noteholders Meeting) a quorum shall consist of one or more Noteholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Note. If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Noteholders or pursuant to a request of the Noteholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given to any party in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or by proxy shall, subject to the provisions of Section 11.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Note. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

11.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may, with the consent of the holders of a majority in principal amount of the Note represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 11.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Note, if any, held by him.

11.7	Poll

On every Extraordinary Resolution, and on any other question or resolution submitted to a meeting when demanded by the chairman or by one or more Noteholders or proxies for Noteholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions or resolutions other than Extraordinary Resolutions shall, if a poll be taken, be decided or approved (as the case may be) by the votes of the holders of a majority in principal amount of the Note represented at the meeting and voted on the poll.

11.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Noteholder or as proxy for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1 principal amount of the Note of which he shall then be the holder. A proxy need not be a Noteholder. In the case of joint holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Note of which they are joint holders.

In the case of a Global Note, a Book Entry Only Note or a Book Based Only Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

11.9	Proxies

A Noteholder may be present and vote at any meeting of Noteholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Note Trustee (in any other case) for the purpose of enabling the Noteholders to be present and vote at any meeting without producing their Note, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	voting by proxy by Noteholders, the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Noteholder;

(b)	the deposit of instruments appointing proxies at such place as the Note Trustee, the Corporation or the Noteholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Corporation or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of the Note, or as entitled to vote or be present at the meeting in respect thereof, shall be Noteholders and persons whom Noteholders have by instrument in writing duly appointed as their proxies.

11.10	Persons Entitled to Attend Meetings

The Corporation, each other entity of the Just Energy Group and the Note Trustee, by their respective officers, directors, the Auditors of the Corporation and the legal advisers of the Corporation and the Note Trustee may attend any meeting of the Noteholders, but shall have no vote as such.

11.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Note Trustee against the Corporation, or against its property, whether such rights arise under this Indenture or the Note or otherwise provided that such sanctioned actions are not prejudicial to the Note Trustee;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Note which shall be agreed to by the Corporation and to authorize the Note Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 9.1 shall have been complied with;

(d)	power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	power to waive, and direct the Note Trustee to waive, any default hereunder and/or cancel any declaration made by the Note Trustee pursuant to Section 7.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Note, or for the execution of any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.5, of the costs, charges and expenses reasonably and properly incurred by the Noteholder in connection therewith;

(h)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation;

(i)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Note Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees provided that no such removal shall be effective unless and until a new Note Trustee or Note Trustees shall have become bound by this Indenture; and

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders or by any committee appointed pursuant to Section 11.11(i).

Notwithstanding the foregoing provisions of this Section 11.11, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

11.12	Meaning of “Extraordinary Resolution”

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Noteholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Note then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Note, present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)	If, at any such meeting, the holders of not less than 25% of the principal amount of the Note then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 days nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or by proxy shall form a quorum. At the adjourned meeting the Noteholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Note present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Note then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

11.13	Unanimous Approval by Noteholders

Notwithstanding anything else contained in this Indenture, the power to authorize the Note Trustee (a) to grant amendments or extensions of time for payment of any principal, premium or interest on the Note, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue, or (b) to extend the maturity of the Note or to amend the principal amount thereof, the rate of interest or any redemption premium thereon, shall require unanimous approval of the Noteholders.

11.14	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers thereafter from time to time.

11.15	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

11.16	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Noteholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of the requisite principal amount of the outstanding Note by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture and references to other resolutions of the Noteholders in this Indenture shall include an instrument so signed.

11.17	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by Noteholders in accordance with Section 11.16 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

11.18	Evidence of Rights of Noteholders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor signed or executed by the Noteholders.

(b)	The Note Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

11.19	Record Dates

If the Corporation shall solicit from the holders of Note any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Written Direction of the Corporation, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall not have the obligation to do so. Any such record date shall be the record date specified in or pursuant to such Written Direction of the Corporation.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of Note then outstanding have authorized or agreed or consented to such request, demand, authorization, notice, consent, waiver or other act, and for this purpose the Note then outstanding shall be computed as of such record date.

ARTICLE 12

NOTICES

12.1	Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered in writing to the Corporation at 100 King Street West, Suite 2630, Toronto, Ontario, Canada, M5X 1E1, Attention: General Counsel, Facsimile No.: Fax: (905) 564-6069 , Email: jdavids@justenergy.com and copies (which shall not constitute notice) delivered to Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6, Attention: Aaron Stefan, Facsimile No.: (416) 364-7813, Email: astefan@fasken.com or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Note Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Corporation would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to this Section 12.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 12.1.

12.2	Notice to Noteholders

All notices to be given hereunder with respect to the Note shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Noteholder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Noteholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Toronto, Ontario (or in such of those cities as, in the opinion of the Note Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Noteholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Note may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all persons having an interest in the Note. For greater certainty if CDS is the registered Noteholder, notice to the Noteholders may be effected through email delivery to CDS.

12.3	Notice to Note Trustee

Any notice to the Note Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Note Trustee at its offices in the city of Toronto at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Attention: Manager, Corporate Trust or if sent by facsimile to facsimile number: (416) 981-9777, or if sent by email to: corporatetrust.toronto@computershare.com) Attention: Manager, Corporate Trust, or if given by registered letter, postage prepaid, to such offices and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

12.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Note Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 12.3 such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 12.3.

ARTICLE 13

CONCERNING THE NOTE TRUSTEE

13.1	Trust Indenture Legislation

(a)	In this Indenture, the term “Indenture Legislation” means the provisions, if any, of the Canada Business Corporations Act and any other statute of Canada or a province thereof, and of the regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture or the Corporation or the Note Trustee.

(b)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

(c)	At all times in relation to this Indenture and any action to be taken hereunder, the Corporation and the Note Trustee each shall observe and comply with Indenture Legislation and the Corporation, the Note Trustee and each Noteholder shall be entitled to the benefits of Indenture Legislation.

13.2	No Conflict of Interest

The Note Trustee represents to the Corporation that, to the best of its knowledge after due inquiry, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 13.2, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Note issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Note Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 13.3.

13.3	Replacement of Note Trustee

The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Note Trustee’s role as a fiduciary hereunder, the Note Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 13.3. The validity and enforceability of this Indenture and of the Note issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists or existed. In the event of the Note Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Noteholders. Failing such appointment by the Corporation, the retiring Note Trustee or any Noteholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Note Trustee but any new Note Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Noteholders and the appointment of such new Note Trustee shall be effective only upon such new Note Trustee becoming bound by this Indenture. Any new Note Trustee appointed under any provision of this Section 13.3 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada, which for certainty includes in accordance with the Indenture Legislation. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

Any company into which the Note Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Note Trustee shall be a party, or any company succeeding to the corporate trust business of the Note Trustee shall be the successor Note Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Corporation, the Note Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the terms herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by the Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Note Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Corporation and/or the Note Trustee that is ceasing to act.

13.4	Duties of Note Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Note Trustee shall act honestly and in good faith and in a commercially reasonable manner and exercise that power with the degree of care, diligence and skill of a reasonably prudent trustee and with a view to the best interests of the Noteholders.

13.5	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Note Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Note Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 13.6, if applicable, and with any other applicable requirements of this Indenture and the Indenture Legislation. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Note Trustee may act and rely on an opinion of Counsel satisfactory to the Note Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

13.6	Evidence and Authority to Note Trustee, Opinions, etc.

The Corporation shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Note Trustee under this Indenture or as a result of any obligation imposed under this Indenture or the Indenture Legislation, including without limitation, the certification and delivery of the Note hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Corporation, forthwith if and when (a)  such evidence is required by any other Section of this Indenture to be furnished to the Note Trustee in accordance with the terms of this Section 13.6, or (b) the Note Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a certificate or, where required by the Indenture Legislation, a statutory declaration made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	in the case of any such condition precedent compliance with which is subject to review or examination by legal counsel, an opinion of Counsel, whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)	in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation, or such other accountant licensed under the Public Accounting Act, 2004 or comparable legislation of the jurisdiction in which the accountant practises, whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of the Note and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director or officer or employee of the Corporation, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 13.6.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and understood and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement describing the nature and scope of the examination or investigation upon which the certificates, statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied; and shall otherwise satisfy any applicable requirement under Indenture Legislation.

The Corporation shall furnish to the Note Trustee at any time if the Note Trustee reasonably so requires, an Officer’s Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture or the Indenture Legislation, such evidence satisfying the requirements of Indenture Legislation, as applicable.

13.7	Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may act and rely upon an Officer’s Certificate.

13.8	Experts, Advisers and Agents

The Note Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Note Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Note Trustee may, but need not be, solicitors for the Corporation.

13.9	Note Trustee May Deal in Note

Subject to Sections 13.2 and 13.4, the Note Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Note and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

13.10	Investment of Monies Held by Note Trustee

Unless otherwise provided in this Indenture, any monies held by the Note Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee, may be invested and reinvested in the name or under the control of the Note Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Note Trustee, and unless and until the Note Trustee shall have declared the principal of and interest on the Note to be due and payable, the Note Trustee shall so invest such monies upon Written Direction of the Corporation given in a reasonably timely manner. Any Written Direction must be received prior to 11:00 am (Toronto time) on a Business Day. If received after 11:00 a.m. (Toronto time), the Written Direction will be deemed received on the next following Business Day. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in a segregated interest-bearing account in the name of the Note Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Note Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province or territory thereof at the rate of interest, if any, then current on similar deposits. The Corporation shall receive such chartered bank’s or the Note Trustee’s (as the case may be) prevailing rate for all monies held by it, as may change from time to time.

Unless and until the Note Trustee shall have declared the principal of and interest on the Note to be due and payable, the Note Trustee shall pay over to the Corporation all interest received by the Note Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

13.11	Note Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 13.4, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Note Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Note then outstanding or by any Extraordinary Resolution of the Noteholders passed in accordance with the provisions contained in Article 11, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

13.12	Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

13.13	Note Trustee Not Bound to Act on the Corporation’s Request

Except as in this Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

13.14	Note Trustee Protected in Acting

The Note Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Note Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

13.15	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder

The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Noteholders hereunder shall be conditional upon the Noteholders furnishing when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Noteholders at whose instance it is acting to deposit with the Note Trustee the Note held by them for which Note the Note Trustee shall issue receipts.

13.16	Authority to Carry on Business

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all the provinces and territories of Canada, including, for certainty, under the Indenture Legislation, but if, notwithstanding the provisions of this Section 13.16, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in any of the provinces and territories of Canada, including, for certainty, under the Indenture Legislation, either become so authorized or resign in the manner and with the effect specified in Section 13.3.

13.17	Compensation and Indemnity

(a)	The Corporation shall pay to the Note Trustee from time to time reasonable compensation for its services hereunder as agreed separately by the Corporation and the Note Trustee, and shall pay or reimburse the Note Trustee upon its request for all reasonable and documented expenses, disbursements and advances incurred or made by the Note Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Note Trustee under this Indenture shall be finally and fully performed.

(b)	The Corporation hereby indemnifies and saves harmless the Note Trustee and its Affiliates, their successors, assigns and each of their directors, officers, employees and agents from and against any and all loss, damages, charges, costs, expenses, claims, demands, actions, assessments, interest, penalties, suits, proceedings or liability (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever which may be brought against the Note Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or the wilful misconduct or bad faith of the Note Trustee which must be determined by a court of competent jurisdiction from which there can be no further appeal. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Note Trustee. The Note Trustee shall notify the Corporation as soon as reasonably practicable of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Note Trustee shall cooperate in the defence. The Note Trustee may, in the event of a conflict of interest, have one firm of separate counsel and the Corporation shall pay the reasonable and documented fees and expenses of such counsel. The Corporation and the Note Trustee, as applicable, need not pay for any settlement made without its consent, which consent must not be unreasonably withheld.

(c)	Provisions contained in this Section 13.17 shall survive the resignation or removal of the Note Trustee and the discharge of this Note.

13.18	Anti-Money Laundering

The Note Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Note Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Note Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Corporation or any shorter period of time as agreed to by the Corporation, provided that:

(a)	the Note Trustee’s written notice shall describe the circumstances of such noncompliance; and

(b)	if such circumstances are rectified to the Note Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

13.19	Acceptance of Trust

The Note Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set out and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Noteholders, subject to all the terms and conditions herein set out.

13.20	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Note Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Note Trustee shall use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Note Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

13.21	Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of force majeure, such as act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.21.

13.22	SEC Reporting Issuer Status

The Corporation confirms that as at the date of execution of this Indenture it has a class of securities registered pursuant to Section 12 of the U.S. Exchange Act. The Corporation covenants that in the event that such registration shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Note Trustee an Officer’s Certificate (in a form provided by the Note Trustee) notifying the Note Trustee of such termination and such other information as the Note Trustee may require at the time. The Corporation acknowledges that the Note Trustee is relying upon the foregoing representation and covenant in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

13.23	Third Party Interest

The Corporation hereby represents to the Note Trustee that any account to be opened by, or interest to held by, the Note Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Note Trustee a declaration, in the Note Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 14

SUPPLEMENTAL INDENTURES

14.1	Supplemental Indentures

The Note Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Corporation herein contained for the protection or benefit of the Noteholders, or of the Note, or providing for events of default, in addition to those herein specified;

(b)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Note which do not affect the substance thereof and which in the opinion of the Note Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Noteholders in general (and not having regards to the circumstances of any particular holder);

(c)	evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 11;

(e)	making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Note) which, in the opinion of the Note Trustee (relying on an opinion of counsel), are not prejudicial to the interests of the Noteholders in general (and not having regards to the circumstances of any particular holder) and which are necessary or advisable in order to incorporate, reflect or comply with the Indenture Legislation; and

(f)	for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Note Trustee (relying on an opinion of counsel), the rights of the Noteholders in general (and not having regards to the circumstances of any particular holder) are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Noteholders by Extraordinary Resolution, the consent or concurrence of Noteholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Note Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Note into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Noteholders. The Note Trustee will have the right to request a legal opinion regarding matters of United States law on the issuance of Note into the United States prior to or concurrently with making such amendments. Further, the Corporation and the Note Trustee may without the consent or concurrence of the Noteholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto, or to remove any conflicts or other inconsistencies which may exist between any terms of this Indenture and any provisions of any law or regulation applicable to or affecting the Corporation, or any Written Direction of the Corporation provided for the issue of Note, provided that in the opinion of the Note Trustee (relying upon an opinion of Counsel) the rights of the Noteholders and the Senior Creditors in general (and not having regards to the circumstances of any particular holder thereof) are in no way prejudiced thereby.

ARTICLE 15

EXECUTION AND FORMAL DATE

15.1	Execution

This Indenture may be executed and delivered by facsimile transmission or electronic mail delivery and in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

15.2	Contracts of the Corporation

(a)	The Directors, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Corporation are, and will be conclusively deemed to be, acting for and on behalf of the Corporation, and not in their own personal capacities. None of the Directors will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Corporation or in respect of the affairs of the Corporation. No property or assets of the Directors, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture or the Note. No recourse may be had or taken, directly or indirectly, against the Directors in their personal capacity. The Corporation will be solely liable therefor and resort will be had solely to the property and assets of the Corporation for payment or performance thereof.

(b)	No holder of Shares as such will be subject to any personal liability whatsoever, whether extra-contractually, contractually or otherwise, to any party to this Indenture or pursuant to the Note in connection with the obligations or the affairs of the Corporation or the acts or omissions of the Directors, whether under this Indenture, the Note or otherwise, and the other parties to this Indenture and the holders of the Note will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

15.3	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of September 28, 2020 irrespective of the actual date of execution hereof.

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

JUST ENERGY GROUP INC.

By:	“James Brown”
Name: James Brown
Title: Chief Financial Officer
COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Yana Nedyalkova”
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	“Neil Scott”
Name: Neil Scott
Title: Corporate Trust Officer

Trust Indenture - Signature Page

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SCHEDULE “A”

FORM OF GLOBAL NOTE

TO THE TRUST INDENTURE BETWEEN

JUST ENERGY GROUP INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

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SCHEDULE “A”

GLOBAL NOTE CERTIFICATE

This Note is a Global Note within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Note may not be transferred to or exchanged for a Note registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture (as defined below). Every Note authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Note shall be a Global Note subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Note is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Just Energy Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

Certificate No. 1	$15,000,000.00
CUSIP 48213WAH4
ISIN CA48213WAH49

JUST ENERGY GROUP INC.

(A CORPORATION GOVERNED BY THE CANADA BUSINESS CORPORATIONS ACT)

7% UNSECURED SUBORDINATED NOTE

JUST ENERGY GROUP INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of September 28, 2020 between the Corporation and Computershare Trust Company of Canada (the “Note Trustee”), promises to pay to the registered holder hereof on the Maturity Date or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of fifteen million dollars in lawful money of the Canada ($15,000,000.00), as such amount may be adjusted from time to time in accordance with the Indenture and reflected in the adjustment table set forth in Exhibit “1” hereto, on presentation and surrender of this Note at the principal offices of the Note Trustee in Toronto, Ontario in accordance with the terms of the Indenture.

The Note shall bear interest from and including September 28, 2020 to and excluding the first Interest Payment Date at the rate of 7% per annum payable in PIK Interest only, denominated in Canadian dollars, semi-annually in arrears on September 15 and March 15 in each year computed on the basis of a 360-day year composed of twelve 30-day months. The first such PIK Interest payment will fall due on March 15, 2021 and the last such PIK Interest payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption or repayment of the Note) will be added as PIK Interest and fall due on the Maturity Date or the earlier date of redemption or repayment, payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually, computed on the basis of a 360-day year composed of twelve 30-day months. The first interest payment PIK Interest payment will include interest accrued and unpaid from and including September 28, 2020 to, but excluding, March 15, 2021.

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Interest hereon shall, subject to the terms of the Indenture, be payable, by increasing the principal amount of this Note by an amount equal to the amount of such PIK Interest. Following an increase in the principal amount of this Note as a result of a PIK Interest payment, this Note will bear interest on such increased principal amount from and after the date of such PIK Interest payment as otherwise set forth in this Note.

This Note is the 7% Unsecured Subordinated Note due September 27, 2026 (referred to herein as the “Note”) of the Corporation issued or issuable under the provisions of the Indenture. The Note authorized for issue immediately are limited to an aggregate principal amount of fifteen million dollars in lawful money of Canada ($15,000,000.00), with such principal amount increased to reflect the payment of PIK Interest. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Note is issued and held and the rights and remedies of the holders of the Note and of the Corporation and of the Note Trustee, all to the same effect as if the provisions of the Indenture were herein set out to all of which provisions the holder of this Note by acceptance hereof assents.

The Note is issuable in the registered form of one Global Note in the aggregate principal amount of $15,000,000, initially in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Any increase in the principal amount of the Note as a result of PIK Interest may be made in integral multiples of $1.00. The Note Trustee is hereby appointed as registrar and transfer agent for the Note. Upon compliance with the provisions of the Indenture, the Note may be exchanged for an equal aggregate principal amount of the Note in any other authorized denomination or denominations.

This Note may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein. The Note may be redeemed at any time at the option of the Corporation at the redemption price equal to the principal amount of the Note plus accrued and unpaid interest thereon up to but excluding the date set for redemption.

Within 30 days following a Change of Control of the Corporation, the Corporation is required to deliver to the Note Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control together with an offer in writing to purchase for cash the Note then outstanding from the holders thereof at a price equal to 101 % of the principal amount thereof together with accrued and unpaid interest thereon up to but excluding the Change of Control Purchase Date, as such term is defined in the Note. If 90% or more of the principal amount of the Note outstanding on the date the Corporation provides the Note Offer to the Note Trustee have been tendered for purchase pursuant to the Note Offer, the Corporation has the right to redeem all the remaining outstanding Note at the same price.

The indebtedness evidenced by this Note, and by all other Note now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of the Note outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of the Note outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

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This Note may be transferred, only upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Note Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Note Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Note Trustee or other registrar, and upon compliance with such reasonable requirements as the Note Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee under the Indenture.

If any of the provisions of this Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. Unless otherwise indicated, all dollar amounts expressed in this Note is in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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IN WITNESS WHEREOF Just Energy Group Inc. has caused this Note to be signed by its authorized representatives as of the 28th day of September, 2020.

JUST ENERGY GROUP INC.

By:
Name:
Title:

NOTE TRUSTEE’S CERTIFICATE

This Note is the 7% Unsecured Subordinated Note due September 27, 2026 referred to in the Indenture within mentioned.

DATED as of the 28th day of September, 2020

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

(Authorized Officer)

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REGISTRATION PANEL

(No writing hereon except by Note Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Note Trustee or Registrar

A-7

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ●, whose address and social insurance number, if applicable, are set out below, this Note (or $                     principal amount hereof *) of Just Energy Group Inc. standing in the name(s) of the undersigned in the register maintained by the Note Trustee with respect to the Note and does hereby irrevocably authorize and direct the Note Trustee to transfer the Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

* If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000.00 or an integral multiple thereof, unless you hold an Note in a non-integral multiple of $1,000.00, in which case the Note is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Note in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over- guaranteed.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

A-8

EXHIBIT “1”

TO CDS GLOBAL NOTE

JUST ENERGY GROUP INC.

7% UNSECURED SUBORDINATED NOTE

Initial Aggregate Principal Amount: CUSIP 48213WAH4 ISIN CA48213WAH49 Signature of the Note Trustee:	$15,000,000.00

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

B-1

SCHEDULE “B”

FORM OF REDEMPTION NOTICE

TO THE TRUST INDENTURE BETWEEN

JUST ENERGY GROUP INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

B-2

SCHEDULE “B”

FORM OF REDEMPTION NOTICE

JUST ENERGY GROUP INC.

7% UNSECURED SUBORDINATED NOTE

REDEMPTION NOTICE

To:	Holders of 7% Unsecured Subordinated Note (the “Note”) of Just Energy Group Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the “Indenture”) dated as of September 28, 2020 between the Corporation and Computershare Trust Company of Canada (the “Note Trustee”), that the aggregate principal amount of $● of the $● of the Note outstanding will be redeemed as of ● (the “Redemption Date”), upon payment of a redemption amount of $1,000.00 for each $1,000.00 principal amount of the Note, being equal to the aggregate of (i) $● (the “Redemption Price”), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Note called for redemption at the following corporate trust office:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Attention: Manager, Corporate Trust

The interest upon the principal amount of the Note called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of the Note at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

DATED:

JUST ENERGY GROUP INC.

By:
Name:
Title: